EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Harry Winston Diamond Corporation

We consent to the inclusion in this annual report on Form 40-F of:

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our auditors' report dated April 16, 2009 on the consolidated balance sheets of Harry Winston Diamond Corporation ("the Company") as at January 31, 2009 and 2008, and the consolidated statements of earnings, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended January 31, 2009

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our auditors' report on reconciliation to United States GAAP dated April 16, 2009

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our Report on Internal Control over Financial Reporting dated April 16, 2009 on the Company's internal control over financial reporting as of January 31, 2009 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended January 31, 2009

We also consent to the incorporation by reference of such reports in the Registration Statement on Form S-8 dated January 20, 2009 of Harry Winston Diamond Corporation.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
April 22, 2009